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                            September 1, 2021

       Brian Elworthy
       General Counsel
       Toast, Inc.
       401 Park Drive, Suite 801
       Boston, MA 02215

                                                        Re: Toast, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 27,
2021
                                                            File No. 333-259104

       Dear Mr. Elworthy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2021 letter.

       Registration Statement on Form S-1

       Notes to Consolidated Financial Statements
       20. Subsequent Events, page F-80

   1. Please revise to disclose the amount of stock-based compensation associated with each stock award granted
subsequent to your period end. Refer to ASC 855-10-50-2. A similar concern applies to your
disclosure on page F-47.
       General

   2. Please revise the graphics at the forefront of the registration statement to present a balanced picture of the
company   s financial health. In this respect, we note that the
                                                        company incurred a net
loss for the six months ended June 30, 2021 and indication of such
 Brian Elworthy
Toast, Inc.
September 1, 2021
Page 2
      should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms C&DI 101.02.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Elworthy
                                                           Division of
Corporation Finance
Comapany NameToast, Inc.
                                                           Office of Technology
September 1, 2021 Page 2
cc:       Gregg Katz
FirstName LastName